United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 0-6835	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Irwin Financial Corp
Full Name of Registrant

Former Name if Applicable
c/o Elliot D. Levin, Trustee, 500 Marott Center, 342 Massachusetts Avenue,
Address of Principal Executive Office (Street and Number)
Indianapolis, IN 46204
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 18, 2009, the Indiana Department of Financial Institutions and the Office of Thrift Supervision closed Irwin Financial’s two subsidiary financial institutions and appointed the FDIC as receiver for such financial institutions. Given that Irwin Financial’s principal assets were the capital stock of its subsidiary banks, Irwin Financial then filed a voluntary petition for relief under Chapter 7 of Title 11 of the United States Code on September 18, 2009 in the United States Bankruptcy Court for the Southern District of Indiana, Indianapolis Division. As a consequence of the actions of the FDIC, the Indiana Department of Financial Institutions and the Office of Thrift Supervision described above, all of Irwin Financial’s active material operations have ceased and no material business is being conducted at this time other than collecting certain funds and other business that is consistent with the winding up and liquidation of Irwin Financial’s affairs. All of such activities are being conducted under the control of the Bankruptcy Trustee. Irwin Financial has no accounting staff or other employees and, consequently, no internal ability to prepare conventional financial statements or the other required disclosures in a Form 10-Q in compliance with applicable rules. The Trustee would be forced to expend limited estate assets to hire an independent accounting firm to prepare such statements. Further, most of the information that would be necessary to prepare financial statements properly and reliably was seized as a part of the books and records of Irwin Financial’s subsidiary banks and is presently unavailable to the Trustee or to any independent accounting firm the Trustee might hire.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Elliott D. Levin, Trustee in Bankruptcy	(317)	634-0300
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  As a consequence of the seizure of its subsidiary financial institutions by federal and state regulators, all of Irwin Financial’s active material operations have ceased, and no material business is being conducted at this time other than collecting certain funds and other business that is consistent with the winding up and liquidation of Irwin Financial’s affairs. As stated above, Irwin Financial and the Trustee have no access to financial records for periods prior to the bankruptcy filing. Consequently, it is not possible to determine or make a reasonable estimate of the results. At present it is also impossible to determine accurately the amount of assets (including tax assets) that will be available to pay creditors, although it is apparent that no funds will likely be available for distribution to holders of Irwin Financial’s common stock.

Irwin Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-12-2009	By /s/	Elliot D. Levin	Title:	as Trustee in Bankruptcy

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).